SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)*
Yelp Inc.
_____________________________________________________
(Name of Issuer)
Common Stock
_____________________________________________________
(Title of Class of Securities)
985817105
_____________________________________________________
(CUSIP Number)
December 31, 2020
_____________________________________________________
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 985817105

1.		Names of Reporting Persons Jeremy Stoppelman
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,400,202 shares(1)
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 4,400,202 shares(1)
	8.	Shared Dispositive Power Not applicable.
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,400,202 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 5.7%(2)
12.		Type of Reporting Person (see instructions) IN
(1)    Consists of (a) 57,819 shares of Common Stock held by Mr. Stoppelman, (b), 2,135,750 shares of Common Stock issuable to Mr. Stoppelman pursuant to stock options exercisable within 60 days of December 31, 2020, (c) 13,323 shares of Common Stock issuable to Mr. Stoppelman pursuant to restricted stock units that are expected to vest within 60 days of December 31, 2020, and (d) 2,193,310 shares of Common Stock held of record by The Jeremy Stoppelman Revocable Trust, over which Mr. Stoppelman retains sole voting and dispositive power.
(2)    Based on 75,371,368 shares of Common Stock outstanding on December 31, 2020. Assumes exercise of Reporting Person’s exercisable options and the issuance of the shares underlying restricted stock units expected to vest as of or within 60 days of December 31, 2020.

CUSIP No. 985817105

1.		Names of Reporting Persons The Jeremy Stoppelman Revocable Trust (the “Trust”)
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,193,310 shares(3)
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 2,193,310 shares(3)
	8.	Shared Dispositive Power Not applicable.
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,193,310 shares(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 2.9%(4)
12.		Type of Reporting Person (see instructions) OO – The Trust is a revocable trust organized under the laws of the State of California
(3)    Consists of shares of Common Stock held of record by the Trust. Mr. Stoppelman retains sole voting and dispositive power over these shares.
(4)    Based on 75,371,368 shares of Common Stock outstanding on December 31, 2020.

Item 1(a).	Name of Issuer: Yelp Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 140 New Montgomery Street, San Francisco, CA 94105
Item 2(a).	Name of Person Filing: (i) Jeremy Stoppelman (ii) The Jeremy Stoppelman Revocable Trust (the “Trust”)
Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of each Reporting Person is: c/o Yelp Inc. 140 New Montgomery Street San Francisco, CA 94105
Item 2(c).	Citizenship: Mr. Stoppelman is a United States citizen. The Trust is organized under the laws of the State of California.
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 985817105
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.    Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
(a)    Amount Beneficially Owned: 4,400,202 shares(1)
(b)    Percent of Class: 5.7%(2)
(c)    Number of shares as to which the person has:
(i)    Sole power to vote or to direct the vote:
(1)    Mr. Stoppelman: 4,400,202 shares(1)
(2)    Trust: 2,193,310 shares(3)
(ii)    Shared power to vote or to direct the vote:
Not applicable.
(iii)    Sole power to dispose or to direct the disposition of:
(1)    Mr. Stoppelman: 4,400,202 shares(1)
(2)    Trust: 2,193,310 shares(3)
(iv)    Shared power to dispose or to direct the disposition of:
Not applicable.

Item 5.    Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.
Item 6.    Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.    Identification and Classification of Members of the Group
Not applicable.
Item 9.    Notice of Dissolution of a Group
Not applicable.
Item 10.    Certification
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jeremy Stoppelman
Jeremy Stoppelman

February 12, 2021
Date

The Jeremy Stoppelman Revocable Trust

/s/ Jeremy Stoppelman
Jeremy Stoppelman, Trustee

February 12, 2021
Date